

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

December 14, 2010

Mr. Paritosh K. Choksi
Executive Vice President, CFO and COO
ATEL Capital Equipment Fund IX, LLC
600 California Street, 6th Floor
San Francisco, CA 94108

   **RE: ATEL Capital Equipment Fund IX, LLC
     Form 10-K for the Fiscal Year ended December 31, 2009
     Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,
     2010 and September 30, 2010
     File No. 0-50210**

Dear Mr. Choksi:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief